

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 11, 2017

David J. Field
President and Chief Executive Officer
Entercom Communications Corp.
401 E. City Avenue, Suite 809
Bala Cynwyd, Pennsylvania

> **Re: Entercom Communications Corp.**
> **Registration Statement on Form S-4**
> **Filed April 12, 2017**
> **File No. 333-217273**
> **Current Report on Form 8-K**
> **Filed May 8, 2017**
> **File No. 001-14461**

Dear Mr. Field:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   To the extent that comments on the registration statements filed by Entercom are applicable to disclosure in Entercom's preliminary merger proxy statement, please ensure that the proxy statement is revised accordingly.

2.   We note generally the transactional prominence of the exchange offer in your registration statement as opposed to the conditional nature of the "Clean-Up Spin-Off." Please tell us

why you have determined to characterize the spin-off as a "clean-up" when the degree of shareholder participation in the exchange offer is currently unknown.

Registration Statement Cover Page

3.   Since you have included Item 512(a) of Regulation S-K undertakings, please check the Rule 415 box on the cover of the registration statement.

Questions and Answers About the Transactions

Q: Will National Amusements, Inc. participate in the exchange offer?, page 4

4.   Make clear that National Amusements will receive shares in the spinoff and potentially could become the controlling shareholder of Entercom if more than "X" number of shares are distributed pro rata in the spinoff.

Q: Are there any conditions to CBS's obligation to complete the exchange offer?, page 9

5.   Clarify whether there is a minimum number of shares that must be tendered in order to participate in the exchange offer.

Q: Can I tender only a portion of my shares of CBS Class B Common Stock in the exchange offer?, page 12

6.   Confirm that an investor who tenders only a portion of his or her shares would be eligible to receive his or her pro rata distribution of shares in the spin off for his or her remaining shares.

Q: What are the key steps of the Transaction?, page 14

7.   Please provide more information here, and elsewhere, regarding the pro rata distribution that may occur as part of the Clean-Up Spin-Off. Please specifically address in what sense the distribution will be pro rata. For example, will the distribution be based upon the relative economic interest of CBS shareholders or the relative voting power associated with their stock? Please also clarify how the pro rata distribution will impact, if at all, holders of different classes of CBS stock based upon ownership of common stock with different rights and privileges attached.

Q: What will holders of Entercom Common Stock receive in the Merger?, page 16

8.   Please enhance this discussion to more fully discuss the impact of the merger on Entercom shareholders. For example, supplement this section with an explanation of the significant ownership reduction that current Entercom shareholders will experience along

with a corresponding ownership shift via an acquisition of significant assets and liabilities from CBS Radio, as disclosed elsewhere in the document.

Q: What are the possible effects on the value of Entercom Class A Common Stock to be received by holders of CBS Class B Common Stock who participate in the exchange offer?, page 16

9.   Explain "the existence of a discount" that could negatively affect Entercom Class A Common Stock holders.

Q: How will the Transactions impact the future liquidity and capital resources of Entercom?, page 16

10.   Please provide more disclosure as to why CBS is undertaking to specifically "refinance certain existing indebtedness of Entercom, to redeem Entercom's preferred stock, and to pay fees and expenses in connection with the Transactions."

What shareholder approvals are needed in connection with the Transactions?, page 18

11.   Please disclose, if true, that CBS will approve the Merger, as the sole shareholder of CBS Radio, prior to the split-off/spin-off of CBS Radio.

Summary, page 20

Graphics, page 24

12.   Your description of Entercom's shareholders following the Transactions should be corrected to reference former and current CBS stockholders because CBS stockholders participating in the spinoff will remain CBS stockholders. The correction should also be made on the graphic on page 152.

Opinions of Entercom's Financial Advisors, page 26

13.   We note that the fairness opinions of Morgan Stanley and Centerview Partners were delivered to Entercom's board on February 2, 2017. Please disclose whether any material changes in Entercom's operations, performance, or in any of the projections or assumptions upon which Morgan Stanley and Centerview based their opinions, have occurred since the delivery of the opinions or that are anticipated to occur before the Entercom special meeting.

14.   Please clarify, if accurate, that the exchange ratio considered by Morgan Stanley and Centerview Partners in connection with the fairness opinion is a different ratio than the one that will be used to determine the number of shares of Radio Common Stock to be exchanged for CBS Corp. Class B Common Stock.

15.   Please consider enhancing your discussion to clearly state, for the benefit of CBS Corp. shareholders that may take part in the exchange offer, that the financial advisors have issued opinions pertaining to the fairness of the transactions and the exchange ratio only from Entercom's financial point of view.

Terms of the Exchange Offer, page 27

16.   In the tables on pages 28 and 65, consider including a column for "Shares of Entercom Class A Common Stock per CBS Class B Common Stock tendered."

Accounting Treatment and Considerations, page 35

17.   You state that "immediately following the Merger, in accordance with the Merger Agreement, nine persons will serve on the Entercom board of directors, five from Entercom's current board of directors and four new directors agreed upon by CBS, two of whom are affiliated with CBS." Please confirm, if true, that there will be five directors appointed by Entercom at least until the 2018 Annual Meeting. Please also advise when or whether it is possible for Entercom directors to not comprise a majority of the board beyond the 2018 Annual Meeting.

18.   You state that the composition of the senior management of Entercom after the Transaction is an indicator that Entercom is the accounting acquirer mainly because Messrs. Field and Schmaeling will continue as Chief Executive Office and Chief Financial Officer, respectively, after the Merger and that other officers will be determined by Entercom. Tell us how you considered other key executive positions, the roles and responsibilities associated with each position and the existence and terms of any employment contracts in your conclusion that this factor favors Entercom.

19.   Please also clarify when you expect to designate and appoint individuals to the expanded Entercom board of directors and to executive management positions.

Risk Factors

Tendering holders of CBS Class B Common Stock may receive a reduced premium or may not receive any premium in the exchange offer., page 51

20.   Tell us whether the mechanics of calculating the value of CBS Radio shares in the exchange are susceptible to arbitrage trading taking place during the last two trading days of the exchange offer.

<u>The concentration of Entercom's capital stock ownership with its founders will limit the ability</u>
<u>of holders of Entercom Class A Common Stock to influence corporate matters, and the interests</u>
<u>of Entercom's founders may differ from the interests of other stockholders., page 53</u>

21.   We note your disclosures regarding the approximately 25% "large minority voting interest" held by a group of legacy Entercom shareholders. Please quantify what the expected total voting share of all other Entercom Class A shareholders will be in the company following the merger.

<u>The Exchange Offer, page 62</u>

22.   So that we can better understand how the pricing terms of the exchange offer and the merger operate, please include the information that is currently left blank on pages 62 through 66 in your next amendment. Alternatively, provide us supplementally with a working example of the calculations discussed on these pages, using, if necessary, hypothetical values to illustrate the operation of the pricing terms.

23.   Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of Regulation 14E under the Exchange Act. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders.

24.   Please disclose how the upper limit will be determined.

25.   We note the disclosure on page 64 explaining that the final exchange ratio will be announced "by 8:00 a.m., New York City time, on the trading day … immediately preceding the expiration date of the exchange offer." We also note that you do not plan to extend the offer if the upper limit is in effect, allowing shareholders less than two full business days to decide whether to tender or withdraw their shares in that situation. In precedent Reverse Morris Trust transactions, extensions of two full business days have been given if the upper limit is in effect. Please advise us as to why you believe an extension is not warranted in this case.

<u>Indicative Per-Share Values, page 67</u>

26.   You do not provide for disclosure of intra-day indicative calculated per-share values and indicative exchange ratios on the Valuation Dates, using intra-day VWAPs. Please revise in order to reflect intra-day disclosure on the Valuation Dates, or advise as to why you believe this is not necessary.

<u>Conditions for Consummation of the Exchange Offer, page 76</u>

27.   Please revise your disclosure to state that all conditions to the exchange offer must be satisfied or waived at or prior to the expiration date of the exchange offer, such that the

exchange offer cannot be conditioned on, for example, consummation of the Final Distribution. Please also revise to eliminate conditions that are within the control of CBS Radio, such as consummation of the Radio Reorganization and preparation and delivery of information to CBS Common Stock holders by CBS Radio. Finally, please revise the condition that the FCC must consent to the Transactions without the imposition of "certain burdensome restrictions" so that it is based on objective criteria.

Directors and Officers of Entercom Before and After the Consummation of the Transactions, page 96

28.   With respect to each person who will serve as executive officer of Entercom following the Merger, please provide the information specified in Item 19(a)(7) of Form S-4.

Management's Discussion and Analysis of Financial Condition and Results of Operations for CBS Radio, page 104

Overview, page 104

29.   We note the discussion of the series of strategic cost savings restructurings that management of CBS Radio has initiated to mitigate the negative trends affecting its operations and financial condition. We also note that CBS Radio's projections (page 188) reflect increasing revenues every year through 2021. Additionally, CBS reported in its Form 10-Q for March 31, 2017, that CBS Radio's revenues declined 5% compared to the same period last year. Expand your discussion to address what specific steps management is taking to reverse the negative trend of declining revenues that provides the reasonable basis for these projections.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 141

30.   Refer to Note 2(a). Tell us why you did not give effect to the conversion of 3,152,233 shares of Entercom Class B Common stock to Class A Common stock, pursuant to the Field Family Side Letter Agreement.

31.   Please disclose the impact of a 10% increase/ decrease in the trading prices of CBS Class B Common Stock and Entercom Class A Common Stock and the resultant range of values in the pro forma basic and diluted earnings per share arising from a change in the issuable and outstanding Entercom shares. Refer to Rules 11-02(b)(7)-(8) of Regulation S-X.

32.   We further note a true-up provision in the Merger Agreement, as described on page 200, whereby the aggregate number of shares of Entercom Class A common stock into which the shares of Radio common stock are converted will be *increased* such that the total combined value and voting threshold percentage of Entercom Class A common stock to be received by former CBS Radio shareholders will equal 50.25%. If so, clarify whether

the additional shares will come from newly issued Class A shares or from additional conversions of Class B common stock into Class A common stock. In the case of the latter condition, tell us whether or not a mandatory Conversion event for the remaining Class B shares may be triggered as described on page 243.

33.   Refer to Note 2(f). As stated, CBS borrowings will be assumed by Entercom at such time the Merger becomes effective. However, per disclosure on page 15, it appears that Entercom Radio LLC will become a guarantor (not the principal borrower) under the "Radio Financing." Please clarify the discrepancies.

34.   Refer to Note 6. Tell us how you gave effect, if at all, to the "limitation of Entercom's ability to utilize existing net operating losses on a go-forward basis after the consummation of the merger." In this regard, we note the penultimate bullet on page 166.

35.   In Note 7, you stated that Entercom has proposed to divest 14 radio stations in seven markets in excess of the limits set forth in the FCC's local radio ownership rule. Tell us how you considered, if material, disclosure of the revenues and expenses associated with such proposed identifiable divestitures that meet the minimum requirement under the FCC rule in your pro forma presentation. Refer to Rules 11-01(a)(8) and 11-02(b)(5) of Regulation S-X.

The Transactions, page 149

Background of the Transactions, page 153

36.   Expand to discuss the "strategic rationale for the proposed separation of CBS Radio" as discussed at the May 26, 2016 board meeting.

37.   Identify the number of "potential counterparties" that submitted non-binding indications of interest regarding a transaction with CBS Radio during August and September 2016.

38.   At first mention on page 157, please identify the "Independent Directors" of Entercom's board of directors.

39.   Please describe the method of selection of Morgan Stanley and Centerview Partners. See Item 1015(b)(3) of Regulation M-A.

40.   Please summarize the financial presentations made by Goldman Sachs on November 10, 2016 and by Morgan Stanley on December 30, 2016 and January 7, 2017.

Certain Financial Projections Prepared by Entercom, page 186

41.   We note the statement in the next to the last paragraph of this section that the inclusion of summaries of the Management Projections should not be regarded as an indication that any of Entercom, CBS Radio, CBS or their respective affiliates, etc. considered, or now considers, the Management Projections to be material information. Please advise as to how this can be the case, given that the Management Projections were used in the financial analyses.

Executive Employment Agreement with Andre J. Fernandez, page 194

42.   It would appear that the Transactions will result in Mr. Fernandez separating from the Company and triggering his severance arrangements with CBS Radio. Quantify the total dollar amount of his severance and for any other executive officer of CBS Radio that is expected to depart following the Transactions.

Description of Entercom Capital Stock, page 248

43.   We note that Entercom's Articles of Incorporation have authorized 50 million shares of Entercom Class C Common Stock. It does not appear that there are any issued and outstanding shares of this class of stock. Please confirm if this is the case. Please also confirm that Entercom does not have any plans or agreements to issue shares from this class of stock in the near future.

Where You Can Find More Information: Incorporation by Reference, page 266

44.   Please update this section to incorporate by reference each company's Form 10-Q for the period ended March 31, 2017.

Form 8-K filed May 8, 2017

Exhibit 99.1

45.   We note that your first quarter highlights present non-GAAP performance measures without providing equal or greater prominence to the most directly comparable GAAP measures. Refer to Question 102.10 of the Compliance and Disclosure Interpretations issued on May 17, 2016 and Item 10(e)(1)(i)(A) of Regulation S-K. Please revise in your next earnings release.

46.   Refer to your "Reconciliation of GAAP Net Income Available to Common Shareholders to Free Cash Flow" and "Reconciliation of GAAP Operating Income to Free Cash Flow." We understand from your previous correspondence dated October 21, 2015 that "Free Cash Flow" is commonly used in the broadcast industry as a measure of operating performance among investors, analysts and companies." However, please note that "Free

Cash Flow" is also widely used as a liquidity measure across other industries. In addition, your computation of free cash flow differs from the typical calculation of that measure (cash flows from operating activities as presented in the statement of cash flows under GAAP less capital expenditures). Please revise the title of this non-GAAP measure so it is not confused with a liquidity measure or how free cash flow is typically calculated.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications